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Exhibit 99.2

Annual Audited Consolidated Financial Statements
(Prepared in accordance with United States GAAP)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors (the "Board") and Shareholders of Agnico Eagle Mines Limited:

We have audited Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 (the "COSO criteria"). Agnico Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification report on internal control over financial reporting. Our responsibility is to express an opinion on Agnico Eagle Mines Limited's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that revenues and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agnico Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico Eagle Mines Limited as of December 31, 2013 and December 31, 2012, and the consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated March 21, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Toronto, Canada	Chartered Accountants
March 21, 2014	Licensed Public Accountants

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           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT CERTIFICATION

Management of Agnico Eagle Mines Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013. In making this assessment, the Company's management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 1992. Based on its assessment, management concluded that, as of December 31, 2013, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 21, 2014	By	/s/ SEAN BOYD Sean Boyd Vice Chairman, President and Chief Executive Officer
	By	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

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ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board and Shareholders of Agnico Eagle Mines Limited:

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited as of December 31, 2013 and December 31, 2012, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico Eagle Mines Limited at December 31, 2013 and December 31, 2012 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with United States generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and our report dated March 21, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Toronto, Canada	Chartered Accountants
March 21, 2014	Licensed Public Accountants

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           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars", "US$" or "$"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Certain information in the consolidated financial statements is presented in Canadian dollars ("C$"). As a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and entities in which it has a controlling financial interest, after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual arrangements or economic interests of which the Company is the primary beneficiary.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments. Agnico Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Inventories

Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventory amounts are reduced based on average cost or in the case of supplies, the lower of average cost and replacement cost. The current portion of stockpiles, ore on leach pads and inventories are determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long term.

Ore Stockpiles

Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from an open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is calculated by subtracting the estimated future processing and selling costs from the estimated revenue from the ore, which is based on the estimated tonnage and grade of stockpiled ore.

Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Costs fully absorbed into inventory values include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are generally processed within twelve months of extraction, with certain exceptions. Due to the structure of certain ore bodies, a significant amount of drilling and blasting may be undertaken in the early years of a mine's life, which can result in a long-term stockpile. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

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ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized.

Concentrates and dore bars

Concentrate and dore bar inventories consist of concentrates and dore bars for which legal title has not yet passed to third-party smelters. Concentrate and dore bar inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Mining properties, plant and equipment and mine development costs

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the units-of-production method, based on estimated proven and probable mineral reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value.

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of significant projects are capitalized.

Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the mining of the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

Agnico Eagle records amortization on mine development costs used in commercial production on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves. Plant and equipment is amortized on a straight-line basis over its specifically identified useful life.

Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achieving commercial production, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable mineral reserves, the costs of drilling and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable mineral reserves is based on results of final feasibility studies that indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the methodology described above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

The carrying values of mining properties, plant and equipment and mine development costs are periodically reviewed for possible impairment, when impairment factors exist, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of operating mines and development properties include estimates of recoverable ounces of gold based on proven and probable mineral reserves. To the extent that economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated

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           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

Business combinations are accounted for using the purchase method whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. Goodwill is not amortized.

The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to each reporting unit's carrying amount. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount and any excess of the carrying amount of goodwill over the implied fair value is charged to income.

Financial instruments

Agnico Eagle uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in byproduct metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. Agnico Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income (loss) and comprehensive income (loss) or in shareholders' equity as a component of accumulated other comprehensive loss, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

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ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation

The functional currency for each of the Company's operations is the US dollar. Monetary assets and liabilities of Agnico Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at period end. Non-monetary assets and liabilities are translated at historical exchange rates, while revenues and expenses are translated at the average exchange rate during the period, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income, except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedge transactions.

Reclamation costs

On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of asset retirement obligations ("AROs") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the AROs. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to income, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset.

AROs arise from the acquisition, development, construction and operation of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in proven and probable mineral reserves and a corresponding change in the life-of-mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor, whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows. In either case, any change in the fair value of the ARO is recorded. Agnico Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning of period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in income.

Environmental remediation liabilities ("ERLs") are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERL fair value is measured by discounting the expected related cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ERL. Any change in the fair value of ERLs results in a corresponding charge or credit to income. Upon settlement of an ERL, Agnico Eagle records a gain or loss if the actual cost differs from the carrying amount of the ERL. Settlement gains/losses are recorded in income.

Other environmental remediation costs that are not AROs or ERLs as defined by the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 410-20 – Asset Retirement Obligations and 410-30 – Environmental Obligations, respectively, are expensed as incurred.

Income and mining taxes

Agnico Eagle follows the liability method of tax allocation in accounting for income taxes. Under this method of tax allocation, deferred income and mining tax assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the temporary differences are expected to reverse.

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           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxation authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have a greater than fifty percent likelihood of being ultimately realized upon settlement.

Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense. The Company adjusts these reserves in light of changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Stock-based compensation

The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) and comprehensive income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted net income (loss) per share.

Net income (loss) per share

Basic net income (loss) per share is calculated on net income (loss) for the year using the weighted average number of common shares outstanding during the year. The weighted average number of common shares used to determine diluted net income (loss) per share includes an adjustment, using the treasury stock method, for stock options outstanding and warrants outstanding. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to occur at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares is (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income (loss) per share calculation.

Pension costs and obligations and post-retirement benefits

In Canada, Agnico Eagle maintains a defined contribution plan covering all of its employees (the "Basic Plan"). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the "Supplemental Plan"). Under the Supplemental Plan, an additional 10% of the designated executives' income is contributed by the Company. The Company does not offer any other post-retirement benefits to its employees.

Agnico Eagle also provides a non-registered supplementary executive retirement defined benefit plan for certain senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

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ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Commercial production

The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventories or expensed, except for sustaining capital costs related to mining properties, plant and equipment or mine development.

OTHER ACCOUNTING DEVELOPMENTS

Recently adopted accounting pronouncements

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued relating to disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities. Under the updated guidance, entities are required to disclose gross information and net information about both instruments and transactions eligible for offset in the consolidated balance sheets and instruments and transactions subject to an agreement similar to a master netting arrangement. The Company adopted this updated guidance, effective for the fiscal year beginning January 1, 2013. See notes 4 and 15 for disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Loss

In February 2013, ASC guidance was issued relating to the reporting of amounts reclassified out of accumulated other comprehensive loss. Under the updated guidance, entities are required to provide information about the amounts reclassified out of accumulated other comprehensive loss by component and by consolidated statement of income (loss) line item, as required under US GAAP. The Company adopted this updated guidance, effective for the fiscal year beginning January 1, 2013. See the Company's consolidated statements of income (loss) and comprehensive income (loss) for reporting of amounts reclassified out of accumulated other comprehensive loss.

Recently Issued Accounting Pronouncements and Developments

Under Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. Agnico Eagle has evaluated newly issued accounting standards that have not yet been adopted and does not expect them to significantly impact the Company's consolidated financial statements.

International Financial Reporting Standards

As permitted by both the SEC in the United States and the Canadian Securities Administrators ("CSA") in Canada, Agnico Eagle currently prepares and files its consolidated financial statements in accordance with US GAAP. Generally accepted accounting principles for Canadian publicly accountable enterprises became International Financial Reporting Standards ("IFRS") in 2011 and the SEC now accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle has decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

The Company has commenced the process of converting its basis of accounting from US GAAP to IFRS with a transition date of January 1, 2013. Agnico Eagle anticipates reporting under IFRS for interim and annual periods beginning in the third quarter of 2014, with comparative information restated under IFRS.

The adoption of IFRS may require the Company to make changes in accounting policies that may have an impact on its reported financial position and results of operations. Where accounting policy alternatives are available, Agnico Eagle's primary objective will be the selection of IFRS accounting policies that provide meaningful and transparent information to shareholders.

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           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company has developed a detailed IFRS conversion plan which includes the following three phases and the key activities to be performed in each phase:

  •
  Assessment phase:  During this now completed phase, the Company established a steering committee and IFRS working group, developed a detailed project plan, designed and implemented internal controls over the IFRS conversion plan and evaluated the high level differences between US GAAP and IFRS that may have an impact on the Company.

  •
  Impact analysis and design phase:  This phase involves the detailed analysis and quantification of the differences between Agnico Eagle's accounting policies under US GAAP and IFRS, the selection of IFRS accounting policies, the assessment of the impact on financial information systems and the development of a strategy for capturing IFRS comparative financial information, the incorporation of IFRS accounting policy and process changes into the Company's internal controls, the assessment of contractual arrangements and budgeting processes for IFRS conversion impacts and the provision of technical training to key finance and other personnel. This phase is in process and is expected to be completed during the second quarter of 2014.

  •
  Implementation phase:  This phase involves the implementation of changes to the Company's accounting policies and business processes as identified through the impact analysis and design phase and the revision of the Company's Accounting Policies and Procedures Manual to reflect these changes. The implementation phase will culminate in the preparation of IFRS consolidated financial statements including first-time adoption reconciliations from US GAAP in the third quarter of 2014.

Significant identified differences between US GAAP and IFRS and available IFRS accounting policy choices that may have an impact on the Company's consolidated financial statements are outlined below. These differences should not be regarded as a complete list of changes that will result from the transition to IFRS, rather they encompass management's high level evaluation of significant differences between US GAAP and IFRS and available IFRS accounting policy choices as they currently exist. At this stage in the IFRS conversion plan, the Company has not quantified the anticipated impact of these differences on our consolidated financial statements nor has the Company selected the IFRS accounting policies it will adopt.

First-time adoption of IFRS

IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that IFRS effective at the end of an entity's first IFRS reporting period be applied retrospectively, with specific mandatory exceptions and certain optional exemptions. In accordance with its IFRS conversion plan, Agnico Eagle's first IFRS reporting period will be the third quarter of 2014.

Impairment

Under US GAAP, a two-step approach is used for long-lived asset impairment testing whereby long-lived assets are first tested for recoverability based on their expected undiscounted cash flows. If a long-lived asset's expected undiscounted cash flow exceeds the recorded carrying amount, no impairment charge is required. If the expected undiscounted cash flow is lower than the recorded carrying amount, the long-lived assets are written down to their estimated fair value. US GAAP does not permit the reversal of impairment losses.

Under IFRS, IAS 36 Impairment of Assets ("IAS 36") prescribes a one-step approach for asset impairment testing and measurement whereby an asset's recoverable amount is compared directly against its recorded carrying amount. Under IAS 36, an asset's recoverable amount is determined as the higher of the estimated fair value less costs to sell or value in use (which is measured using discounted cash flows). If an asset's recoverable amount is less than the recorded carrying amount, an impairment charge is required. IAS 36 also requires the reversal of previously recorded impairment losses where circumstances have changed such that the impairments have been reduced.

The difference in the approach to asset impairment testing and measurement may result in more frequent impairment charges under IFRS, where asset carrying values previously supported under US GAAP on an undiscounted cash flow basis cannot be supported on a discounted cash flow basis. However, the impact of any additional asset impairments recorded under IFRS may be partially offset by the requirement to reverse previously recorded impairment losses where circumstances have changed.

AGNICO EAGLE     11
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Production stripping costs

Under US GAAP, the cost of removing overburden and waste materials to expose ore and access mineral deposits for extraction during the production phase of a surface mine ("production stripping costs") are accounted for as production costs and are included in the cost of the inventory produced during the period in which the stripping costs are incurred.

Under IFRS, IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") requires that production stripping costs relating to improved access to ore be capitalized as part of a non-current stripping activity asset if probable future economic benefits will be realized, the costs can be reliably measured and the component of an ore body for which access has been improved can be identified. To the extent that ore is extracted and inventory is produced in the current period, IFRIC 20 instead prescribes that production stripping costs be accounted for as part of the cost of the inventory produced.

The difference in approach to accounting for production stripping costs will result in a decrease in direct production costs and an increase in amortization expense relating to the recognition of non-current stripping activity assets under IFRS.

Exploration and evaluation

Under US GAAP, the Company accounts for exploration and evaluation ("E&E") expenditures as current period operating expenses until it is determined that a mining property can be economically developed as a result of established proven and probable reserves. Once proven and probable reserves are established based on the results of a final feasibility study, the costs of drilling and development to further delineate the ore body are capitalized.

IFRS 6 Exploration for and Evaluation of Mineral Resources ("IFRS 6") provides guidance related to expenditures incurred during the E&E phase. IFRS 6 requires entities to select and consistently apply an accounting policy that specifies which expenditures are capitalized as E&E assets. However, IFRS 6 provides no specific guidance as to when E&E expenditures are to be capitalized.

Agnico Eagle is in the process of defining the E&E phase within the context of IFRS 6 and developing an accounting policy that outlines the point at which specific types of E&E expenditures will be capitalized.

Revenue Recognition

Revenue recognition criteria under IAS 18 Revenue ("IAS 18") include the probability that economic benefits associated with the transaction will flow to the entity and that the revenue can be measured reliably. The Company does not expect that the point at which it recognizes revenue will change under IFRS.

Property, Plant and Equipment

Under IFRS, IAS 16 Property, Plant and Equipment requires the separate identification and measurement of significant individual components of property, plant and equipment, with individual components depreciated based on their individual useful lives. The Company identified significant individual components of property, plant and equipment under US GAAP in 2013 and will assess whether an adjustment relating to the retrospective application and depreciation of these components is required to its opening January 1, 2013 balance sheet under IFRS.

COMPARATIVE FIGURES

Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2013 consolidated financial statements.

12     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, US GAAP basis)

	As at December 31,

	2013	2012

ASSETS

Current

Cash and cash equivalents	$139,101	$298,068

Short-term investments	2,217	8,490

Restricted cash (note 14)	28,723	25,450

Trade receivables (notes 1 and 4)	67,300	67,750

Inventories:

Ore stockpiles	39,941	52,342

Concentrates and dore bars	58,543	69,695

Supplies	253,160	222,630

Income taxes recoverable (note 9)	18,682	19,313

Available-for-sale securities (notes 2(b) and 4)	74,581	44,719

Fair value of derivative financial instruments (notes 4 and 15)	5,590	2,112

Other current assets (note 2(a))	116,993	92,977

Total current assets	804,831	903,546

Other assets (note 2(c))	66,394	55,838

Goodwill (notes 10 and 19)	39,017	229,279

Property, plant and mine development (note 3)	4,049,117	4,067,456

	$4,959,359	$5,256,119

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Accounts payable and accrued liabilities (note 11)	$173,374	$185,329

Reclamation provision (note 6(a))	3,452	16,816

Dividends payable	–	37,905

Interest payable (note 5)	13,803	13,602

Income taxes payable (note 9)	7,523	10,061

Capital lease obligations (note 13(a))	12,035	12,955

Fair value of derivative financial instruments (notes 4 and 15)	467	277

Total current liabilities	210,654	276,945

Long-term debt (note 5)	1,000,000	830,000

Reclamation provision and other liabilities (note 6)	178,236	127,735

Deferred income and mining tax liabilities (note 9)	593,320	611,227

SHAREHOLDERS' EQUITY

Common shares (notes 7(a), 7(b) and 7(c)):

Outstanding – 174,181,163 common shares issued, less 227,188 shares held in trust	3,294,007	3,241,922

Stock options (note 8(a))	174,470	148,032

Warrants (note 7(b))	–	24,858

Contributed surplus	37,254	15,665

Retained earnings (deficit)	(513,441)	7,046

Accumulated other comprehensive loss (note 7(d))	(15,141)	(27,311)

Total shareholders' equity	2,977,149	3,410,212

	$4,959,359	$5,256,119

Contingencies and commitments (notes 6, 9, 12, 13(b) and 21)

On behalf of the Board:

Sean Boyd CPA, CA, Director	Mel Leiderman CPA, CA, Director

See accompanying notes

AGNICO EAGLE     13
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Year ended December 31,

	2013	2012	2011

REVENUES

Revenues from mining operations (note 1)	$1,638,406	$1,917,714	$1,821,799

COSTS, EXPENSES AND OTHER INCOME

Production(i)	924,927	897,712	876,078

Exploration and corporate development	44,236	109,500	75,721

Amortization of property, plant and mine development (note 3)	296,078	271,861	261,781

General and administrative (note 16)	115,800	119,085	107,926

Impairment loss on available-for-sale securities (notes 2(b) and 4)	34,272	12,732	8,569

Provincial capital tax	(1,504)	4,001	9,223

Interest expense (note 5)	57,999	57,887	55,039

Interest and sundry expense	8,824	2,389	5,188

(Gain) loss on derivative financial instruments (note 15)	(1,509)	819	(3,683)

Gain on sale of available-for-sale securities (note 2(b))	(74)	(9,733)	(4,907)

Impairment loss (note 18)	537,227	–	907,681

Loss on Goldex mine (note 17)	–	–	302,893

Foreign currency translation (gain) loss	(7,188)	16,320	(1,082)

Income (loss) before income and mining taxes	(370,682)	435,141	(778,628)

Income and mining taxes expense (recovery) (note 9)	35,844	124,225	(209,673)

Net income (loss) for the year	$(406,526)	$310,916	$(568,955)

Attributed to non-controlling interest	$–	$–	$(60)

Attributed to common shareholders	$(406,526)	$310,916	$(568,895)

Net income (loss) per share – basic (note 7(e))	$(2.35)	$1.82	$(3.36)

Net income (loss) per share – diluted (note 7(e))	$(2.35)	$1.81	$(3.36)

Cash dividends declared per common share (note 7(a))	$0.66	$1.02	$–

COMPREHENSIVE INCOME (LOSS)

Net income (loss) for the year	$(406,526)	$310,916	$(568,955)

Other comprehensive income (loss):

Available-for-sale securities and other investments:

Unrealized loss	(22,553)	(27,029)	(35,444)

Reclassification to impairment loss on available-for-sale securities (notes 2(b) and 4)	34,272	12,732	8,569

Reclassification to realized gain on sale of available-for-sale securities (note 2(b))	(74)	(9,733)	(4,907)

Derivative financial instruments (note 15):

Unrealized (loss) gain	(284)	6,882	(5,863)

Reclassification to production costs	(117)	(2,738)	1,459

Pension benefits (note 6(b)):

Unrealized gain (loss)	375	531	(1,595)

Reclassification to general and administrative expense	637	617	540

Income tax expense (recovery) impact of reclassification items (note 9)	(137)	558	(556)

Income tax expense (recovery) impact of other comprehensive income (loss) items (note 9)	51	(2,025)	2,301

Other comprehensive income (loss) for the year	12,170	(20,205)	(35,496)

Comprehensive income (loss) for the year	$(394,356)	$290,711	$(604,451)

Attributed to non-controlling interest	$–	$–	$(60)

Attributed to common shareholders	$(394,356)	$290,711	$(604,391)

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

14     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, except share and per share amounts, US GAAP basis)

	Common Shares Outstanding

	Shares	Amount	Stock Options	Warrants	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest

Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390	$–

Shares issued under employee stock option plan (note 8(a))	308,688	18,094	(4,396)	–	–	–	–	–

Stock options (note 8(a))	–	–	43,536	–	–	–	–	–

Shares issued under the incentive share purchase plan (note 8(b))	360,833	19,229	–	–	–	–	–	–

Shares issued under dividend reinvestment plan	176,110	10,130	–	–	–	–	–	–

Shares issued for purchase of mining property (notes 7(c) and 10)	1,250,477	56,146	–	–	–	–	–	–

Non-controlling interest addition upon acquisition (note 10)	–	–	–	–	–	–	–	12,251

Net loss for the year attributed to common shareholders	–	–	–	–	–	(568,895)	–	–

Net loss for the year attributed to non-controlling interest	–	–	–	–	–	–	–	(60)

Dividends declared (nil per share) (note 7(a))	–	–	–	–	–	(391)	–	–

Other comprehensive loss for the year	–	–	–	–	–	–	(35,496)	–

Restricted share unit plan (note 8(c))	(2,727)	(435)	–	–	–	–	–	–

Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191

Shares issued under employee stock option plan (note 8(a))	416,275	$22,968	$(4,759)	$–	$–	$–	$–	$–

Stock options (note 8(a))	–	–	35,097	–	–	–	–	–

Shares issued under the incentive share purchase plan (note 8(b))	507,235	21,671	–	–	–	–	–	–

Shares issued under dividend reinvestment plan	444,555	18,907	–	–	–	–	–	–

Shares issued for purchase of mining property (notes 7(c) and 10)	68,941	2,447	–	–	499	–	–	–

Non-controlling interest eliminated upon acquisition (note 10)	–	–	–	–	–	–	–	(12,191)

Net income for the year	–	–	–	–	–	310,916	–	–

Dividends declared ($1.02 per share) (note 7(a))	–	–	–	–	–	(174,849)	–	–

Other comprehensive loss for the year	–	–	–	–	–	–	(20,205)	–

Restricted share unit plan (note 8(c))	(147,872)	(5,452)	–	–	–	–	–	–

Balance December 31, 2012	172,102,870	$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)	$–

Shares issued under employee stock option plan (note 8(a))	213,500	$9,765	$(3,292)	$–	$–	$–	$–	$–

Stock options (note 8(a))	–	–	29,730	–	–	–	–	–

Shares issued under incentive share purchase plan (note 8(b))	812,946	23,379	–	–	–	–	–	–

Shares issued under dividend reinvestment plan	858,107	25,837	–	–	–	–	–	–

Warrant expiry (note 7(b))	–	–	–	(24,858)	21,589	–	–	–

Net loss for the year	–	–	–	–	–	(406,526)	–	–

Dividends declared ($0.66 per share) (note 7(a))	–	–	–	–	–	(114,118)	–	–

Other comprehensive income for the year	–	–	–	–	–	–	12,170	–

Restricted share unit plan (note 8(c))	(33,448)	(6,896)	–	–	–	157	–	–

Balance December 31, 2013	173,953,975	$3,294,007	$174,470	$–	$37,254	$(513,441)	$(15,141)	$–

See accompanying notes

AGNICO EAGLE     15
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Year Ended December 31,

	2013	2012	2011

Operating activities

Net income (loss) for the year	$(406,526)	$310,916	$(568,955)

Add (deduct) items not affecting cash:

Amortization of property, plant and mine development (note 3)	296,078	271,861	261,781

Deferred income and mining taxes (note 9)	(16,550)	72,145	(275,773)

Gain on sale of available-for-sale securities (note 2(b))	(74)	(9,733)	(4,907)

Stock-based compensation (note 8)	44,904	47,632	51,873

Impairment loss on available-for-sale securities (note 2(b))	34,272	12,732	8,569

Impairment loss (note 18)	537,227	–	907,681

Loss on Goldex mine (note 17)	–	–	302,893

Foreign currency translation (gain) loss	(7,188)	16,320	(1,082)

Other	23,817	16,048	22,992

Adjustment for settlement of environmental remediation	(9,081)	(21,449)	(7,616)

Changes in non-cash working capital balances:

Trade receivables	450	8,149	37,050

Income taxes	717	13,304	(29,867)

Inventories	(23,232)	(44,145)	(43,066)

Other current assets	(23,447)	18,909	(25,838)

Accounts payable and accrued liabilities	(12,695)	(20,928)	31,837

Interest payable	(376)	4,246	(387)

Cash provided by operating activities	438,296	696,007	667,185

Investing activities

Additions to property, plant and mine development (note 3)	(577,789)	(445,550)	(482,831)

Acquisition of Urastar Gold Corporation, net (note 10)	(10,051)	–	–

Acquisition of Grayd Resource Corporation (note 10)	–	(9,322)	(163,047)

Decrease (increase) in short-term investments	6,273	(1,920)	5

Net proceeds from sale of available-for-sale securities (note 2(b))	171	73,358	9,435

Purchase of available-for-sale securities and warrants (note 2(b))	(59,804)	(2,713)	(91,115)

(Increase) decrease in restricted cash (note 14)	(3,273)	9,991	(32,931)

Cash used in investing activities	(644,473)	(376,156)	(760,484)

Financing activities

Dividends paid	(126,266)	(118,121)	(98,354)

Repayment of capital lease obligations (note 13(a))	(10,605)	(12,063)	(13,092)

Sale-leaseback financing (note 13(a))	10,928	–	–

Proceeds from long-term debt (note 5)	290,000	315,000	475,000

Repayment of long-term debt (note 5)	(120,000)	(605,000)	(205,000)

Notes issuance (note 5)	–	200,000	–

Long-term debt financing costs (note 5)	–	(3,133)	(2,545)

Repurchase of common shares for restricted share unit plan (note 8(c))	(19,000)	(12,031)	(3,723)

Common shares issued	23,672	32,742	26,536

Cash provided by (used in) financing activities	48,729	(202,606)	178,822

Effect of exchange rate changes on cash and cash equivalents	(1,519)	1,376	(1,636)

Net (decrease) increase in cash and cash equivalents during the year	(158,967)	118,621	83,887

Cash and cash equivalents, beginning of year	298,068	179,447	95,560

Cash and cash equivalents, end of year	$139,101	$298,068	$179,447

Supplemental cash flow information

Interest paid	$58,152	$52,213	$52,833

Income and mining taxes paid	$56,478	$56,962	$110,889

See accompanying notes

16     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2013

1.   TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals. The revenue from byproduct metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

Revenues are generated from operations in Canada, Mexico and Finland. The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc, copper and lead. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company's control.

As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of dore bars or concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties.

	Year Ended December 31,

	2013	2012	2011

Revenues from mining operations:

Gold	$1,500,354	$1,712,665	$1,563,760

Silver	100,895	140,221	171,725

Zinc	16,685	45,797	70,522

Copper	20,653	19,019	14,451

Lead(i)	(181)	12	1,341

	$1,638,406	$1,917,714	$1,821,799

Note:

(i)
In 2013, lead revenues of $0.9 million were nettled against lead concentrate direct fees of $1.1 million. Revenues from other metals contained in lead concentrate are included in their respective categories in the above table.

In 2013, precious metals (gold and silver) accounted for 98% of Agnico Eagle's revenues from mining operations (2012 – 97%; 2011 – 95%). The remaining revenues from mining operations consisted of net byproduct metals revenues. In 2013, these net byproduct metals revenues as a percentage of total revenues from mining operations were 1% from zinc (2012 – 2%; 2011 – 4%) and 1% from copper (2012 – 1%; 2011 – 1%).

AGNICO EAGLE     17
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.   OTHER ASSETS

  (a)
  Other current assets
	As at December 31,

	2013	2012

Federal, provincial and other sales taxes receivable	$71,053	$36,400

Prepaid expenses	35,396	36,119

Insurance receivable	1,369	6,553

Receivables from employees	780	1,800

Retirement compensation arrangement plan refundable tax receivable	–	4,044

Other	8,395	8,061

	$116,993	$92,977

  (b)
  Available-for-sale securities

    The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. The cost basis of available-for-sale securities is determined using the average cost method and they are carried at fair value. Detail on the Company's available-for-sale securities holdings is set out below:

	As at December 31,

	2013	2012

Available-for-sale securities in an unrealized gain position:

Cost (net of impairments)	$30,583	$4,352

Unrealized gains in accumulated other comprehensive loss	11,530	1,902

Estimated fair value	42,113	6,254

Available-for-sale securities in an unrealized loss position:

Cost (net of impairments)	39,933	48,047

Unrealized losses in accumulated other comprehensive loss	(7,465)	(9,582)

Estimated fair value	32,468	38,465

Total estimated fair value of available-for-sale securities	$74,581	$44,719

    In 2013, the Company received proceeds of $0.2 million (2012 – $73.4 million; 2011 – $9.4 million) and recognized a gain before income taxes of $0.1 million (2012 – $9.7 million; 2011 – $4.9 million) on the sale of certain available-for-sale securities.

18     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    During the course of the year, certain available-for-sale securities fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. During the year ended December 31, 2013, the Company recorded a $34.3 million (2012 – $12.7 million; 2011 – $8.6 million) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired.

    At December 31, 2013, the fair value of available-for-sale securities in an unrealized loss position was $32.5 million (December 31, 2012 – $38.5 million) with total unrealized losses in accumulated other comprehensive loss of $7.5 million (December 31, 2012 – $9.6 million). Based on an evaluation of the severity and duration of the impairment of these available-for-sale securities (less than three months) and on the Company's intent to hold the investments for a period of time sufficient for a recovery of fair value, the Company does not consider these available-for-sale securities to be other-than-temporarily impaired as at December 31, 2013.

  (c)
  Other assets
	As at December 31,

	2013	2012

Deferred financing costs, less accumulated amortization of $11,420 (December 31, 2012 – $8,888)	$12,644	$15,836

Long-term ore in stockpile(i)	46,191	32,711

Other	7,559	7,291

	$66,394	$55,838

Note:

(i)
Due to the ore body structures at the Pinos Altos, Kittila and Meadowbank mines, the Creston Mascota deposit at Pinos Altos and the La India project, a significant amount of drilling and blasting was undertaken early in their mine lives, resulting in long-term ore in stockpile. At December 31, 2013, long-term ore in stockpile was valued at $2.5 million (December 31, 2012 – $4.1 million) at the Pinos Altos mine, $26.7 million (December 31, 2012 – $7.7 million) at the Kittila mine, $7.8 million (December 31, 2012 – $10.2 million) at the Meadowbank mine, $8.2 million (December 31, 2012 – $10.7 million) at the Creston Mascota deposit at Pinos Altos and $1.0 million (December 31, 2012 – nil) at the La India project.

3.   PROPERTY, PLANT AND MINE DEVELOPMENT

	As at December 31, 2013			As at December 31, 2012

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Mining properties	$1,361,867	$89,700	$1,272,167	$1,356,227	$86,839	$1,269,388

Plant and equipment	2,286,887	662,394	1,624,493	2,538,328	617,826	1,920,502

Mine development costs	1,038,564	239,898	798,666	918,482	237,967	680,515

Construction in progress:

Meliadine project	192,413	–	192,413	133,840	–	133,840

La India project	161,378	–	161,378	32,553	–	32,553

Goldex mine M and E Zones(i)	–	–	–	30,658	–	30,658

	$5,041,109	$991,992	$4,049,117	$5,010,088	$942,632	$4,067,456

Note:

(i)
Upon achieving commercial production at the Goldex mine M and E Zones in October 2013, related costs accumulated in construction in progress were reclassified to mine development costs within property, plant and mine development.

AGNICO EAGLE     19
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Geographic Information:

	As at December 31,

	2013	2012

Northern Business:

Canada	$2,312,166	$2,543,171

Finland	763,711	704,031

Southern Business:

Mexico	962,971	809,556

United States	10,269	10,698

Total	$4,049,117	$4,067,456

In 2013, Agnico Eagle capitalized $2.5 million (2012 – $1.3 million) and expensed $1.4 million (2012 – $1.2 million) of computer software expenditures. The unamortized capitalized cost for computer software at December 31, 2013 was $6.8 million (December 31, 2012 – $5.7 million).

The unamortized capitalized cost for leasehold improvements at December 31, 2013 was $3.3 million (December 31, 2012 – $3.4 million), which is being amortized on a straight-line basis over the life term of the lease plus one renewal period.

The amortization of assets recorded under capital leases is included in the amortization of property, plant and mine development line item of the consolidated statements of income (loss) and comprehensive income (loss).

4.   FAIR VALUE MEASUREMENT

ASC 820 – Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements including the following three fair value hierarchy levels:

    Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

20     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the Company's financial assets and liabilities measured at fair value as at December 31, 2013 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables(i)	$–	$67,300	$–	$67,300

Available-for-sale securities(ii)	74,581	–	–	74,581

Fair value of derivative financial instruments(iii)	–	5,590	–	5,590

	$74,581	$72,890	$–	$147,471

Financial liabilities:

Fair value of derivative financial instruments(iii)	$–	$467	$–	$467

The following table sets out the Company's financial assets and liabilities measured at fair value as at December 31, 2012 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables(i)	$–	$67,750	$–	$67,750

Available-for-sale securities(ii)	44,719	–	–	44,719

Fair value of derivative financial instruments(iii)	–	2,112	–	2,112

	$44,719	$69,862	$–	$114,581

Financial liabilities:

Fair value of derivative financial instruments(iii)	$–	$277	$–	$277

Notes:

(i)
Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

(ii)
Available-for-sale securities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

(iii)
Derivative financial instruments are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statements of income (loss) and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost, the financial condition of the investee and the near-term prospects of the individual investment. New evidence may become available in future periods which would affect this assessment and thus could result in

AGNICO EAGLE     21
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

material impairment charges with respect to those investments in available-for-sale securities for which the cost basis exceeds its fair value.

As at December 31, 2013, the Company recorded impairment losses related to property, plant and mine development and goodwill (see note 18 for details). The estimated fair values of property, plant and mine development and goodwill used in determining the impairment losses followed the discounted cash flow approach. The total impairment loss recorded during 2013 was $436.3 million, net of tax (2012 – nil; 2011 – $644.9 million). The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

5.   LONG-TERM DEBT

Credit Facility

On June 22, 2010, the Company amended and restated one of its two unsecured revolving bank credit facilities (the "Credit Facility") and terminated its other unsecured revolving bank credit facility, increasing the amount available from an aggregate of $900.0 million to $1,200.0 million.

On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and amending pricing terms.

At December 31, 2013, the Credit Facility was drawn down by $200.0 million (December 31, 2012 – $30.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $998.9 million at December 31, 2013.

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes") which, on issuance, had a weighted average maturity of 11.0 years and a weighted average yield of 4.95%.

The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.87%	7/23/2022

Series B	100,000	5.02%	7/23/2024

	$200,000

2010 Notes

On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes") which, on issuance, had a weighted average maturity of 9.84 years and a weighted average yield of 6.59%.

22     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out details of the individual series of the 2010 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$115,000	6.13%	4/7/2017

Series B	360,000	6.67%	4/7/2020

Series C	125,000	6.77%	4/7/2022

	$600,000

Covenants

Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth.

The Company was in compliance with all covenants contained in the Credit Facility, 2012 Notes and 2010 Notes as at December 31, 2013.

Interest on long-term debt

For the year ended December 31, 2013, total interest expense was $58.0 million (2012 – $57.9 million; 2011 – $55.0 million) and total cash interest payments were $58.2 million (2012 – $52.2 million; 2011 – $52.8 million). In 2013, cash interest on the Credit Facility was $1.8 million (2012 – $3.6 million; 2011 – $1.7 million), cash standby fees on the Credit Facility were $4.8 million (2012 – $4.2 million; 2011 – $8.6 million) and cash interest on the 2010 Notes and 2012 Notes was $49.4 million (2012 – $39.5 million; 2011 – $39.5 million). In 2013, interest expenditures of $3.5 million (2012 – $1.5 million; 2011 – $1.0 million) were capitalized to construction in progress.

The Company's weighted average interest rate on all of its long-term debt as at December 31, 2013 was 5.37% (December 31, 2012 – 6.02%; December 31, 2011 – 5.02%).

AGNICO EAGLE     23
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

6.   RECLAMATION PROVISION AND OTHER LIABILITIES

Reclamation provision and other liabilities consist of the following:

	As at December 31,

	2013	2012

Reclamation provision (note 6(a))	$150,849	$101,753

Long-term portion of capital lease obligations (note 13(a))	11,843	12,108

Pension benefits (note 6(b))	15,278	13,734

Other	266	140

Total	$178,236	$127,735

  (a)
  Reclamation provision

    Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

    The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations:

	2013	2012

Asset retirement obligations – long-term, beginning of year	$89,720	$86,386

Asset retirement obligations – current, beginning of year	4,630	–

Current year additions and changes in estimate, net	44,898	1,495

Current year accretion	4,624	5,068

Liabilities settled	(853)	(254)

Foreign exchange revaluation	(3,678)	1,655

Reclassification from long-term to current, end of year	(1,029)	(4,630)

Asset retirement obligations – long-term, end of year	$138,312	$89,720

    Due to the suspension of mining operations on the Goldex Extension Zone ("GEZ") at the Goldex mine on October 19, 2011 (see note 17 for details), Agnico Eagle recognized an environmental remediation liability. The

24     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    following table reconciles the beginning and ending carrying amounts of the Goldex mine's environmental remediation liability:

	2013	2012

Environmental remediation liability – long-term, beginning of year	$12,033	$19,057

Environmental remediation liability – current, beginning of year	12,186	26,069

Current year additions and changes in estimate, net	1,005	(36)

Liabilities settled	(9,045)	(21,450)

Foreign exchange revaluation	(1,219)	579

Reclassification from long-term to current, end of year	(2,423)	(12,186)

Environmental remediation liability – long-term, end of year	$12,537	$12,033

  (b)
  Pension benefits

    Agnico Eagle provides the Executives Plan for certain senior officers. The funded status of the Executives Plan is based on actuarial valuations performed as of July 1, 2013, projected to December 31, 2013 and covering the period through June 30, 2014.

    The components of Agnico Eagle's net pension benefits expense relating to the Executives Plan are as follows:

	Year Ended December 31,

	2013	2012	2011

Service cost – benefits earned during the year	$457	$650	$996

Interest cost on projected benefit obligation	431	489	663

Amortization of net transition asset	164	169	171

Prior service cost	25	26	26

Loss due to settlement	–	2,921	–

Recognized net actuarial loss	379	340	245

Net pension benefits expense	$1,456	$4,595	$2,101

    Assets for the Executives Plan consist of deposits on hand with regulatory authorities that are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for the Executives Plan at December 31, 2013 was $9.6 million (December 31, 2012 – $9.7 million).

AGNICO EAGLE     25
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The funded status of the Executives Plan for 2013 and 2012 is as follows:

	2013	2012

Reconciliation of the market value of plan assets:

Fair value of plan assets, beginning of year	$2,373	$2,952

Agnico Eagle's contribution	374	839

Benefit payments	(244)	(520)

Settlements	–	(961)

Effect of exchange rate changes	(157)	63

Fair value of plan assets, end of year	2,346	2,373

Reconciliation of projected benefit obligation:

Projected benefit obligation, beginning of year	10,818	14,370

Service cost	456	650

Interest cost	431	489

Net actuarial loss	573	675

Benefit payments	(244)	(520)

Settlements	–	(5,148)

Effect of exchange rate changes	(736)	302

Projected benefit obligation, end of year	11,298	10,818

Deficiency of plan assets compared with projected benefit obligation	$(8,952)	$(8,445)

26     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The Executives Plan is comprised of the following net amounts recognized in the consolidated balance sheets:

	As at December 31,

	2013	2012

Accrued employee benefit liability	$5,733	$5,008

Accumulated other comprehensive loss:

Transition obligation	159	341

Prior service cost	24	52

Net actuarial loss	3,036	3,044

Net liability	$8,952	$8,445

Assumptions:

Weighted average discount rate – net periodic pension cost	4.00%	4.45%

Weighted average discount rate – projected benefit obligation	4.90%	4.00%

Weighted average rate of compensation increase	3.00%	3.00%

Estimated average remaining service life for the plan (in years)(i)	5.0	6.0

Note:

(i)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

    Executives Plan components expected to be recognized in accumulated other comprehensive loss in 2014:

Transition obligation	$159

Prior service cost	24

Net actuarial loss	476

$659

AGNICO EAGLE     27
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Estimated benefit payments from the Executives Plan over the next ten years are set out below:

Year ended December 31,:	Estimated Executives Plan Benefit Payments

2014	$109

2015	$107

2016	$105

2017	$103

2018	$102

2019 – 2023	$5,295

    In addition to the Executives Plan, the Company maintains the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5% of certain employees' base employment compensation to a defined contribution plan. In 2013, $12.5 million (2012 – $11.9 million; 2011 – $10.7 million) was contributed to the Basic Plan. Effective January 1, 2008, the Company adopted the Supplemental Plan for designated executives at the level of Vice-President or above. The Supplemental Plan is funded by the Company through notional contributions equal to 10% of the designated executive's earnings for the year (including salary and short-term bonus). In 2013, the Company made $1.2 million (2012 – $0.8 million; 2011 – $0.9 million) in notional contributions to the Supplemental Plan. The Supplemental Plan is accounted for as a cash balance plan.

7.   SHAREHOLDERS' EQUITY

  (a)
  Common shares

    The Company's authorized share capital includes an unlimited number of common shares. As at December 31, 2013, Agnico Eagle's issued common shares totaled 174,181,163 (December 31, 2012 – 172,296,610), less 227,188 common shares held by a trust in connection with the Company's restricted share unit ("RSU") plan (December 31, 2012 – 193,740 common shares held in trust). The trust is treated as a variable interest entity and, as a result, its holdings of shares are offset against the Company's issued shares in its consolidated financial statements (see note 8(c) for details).

    In 2013, the Company declared dividends on its common shares of $0.66 per share (2012 – $1.02 per share; 2011 – nil per share).

  (b)
  Private placements and warrants

    On December 3, 2008, the Company closed a private placement of 9.2 million units, with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4.0 million warrants. The net proceeds of the private placement were approximately $281.0 million, after deducting share issue costs of $8.8 million. The warrants expired unexercised on December 3, 2013.

28     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  (c)
  Issuance of common shares on take-over bid

    On November 18, 2011, the Company issued 1,250,477 common shares with a market value of $56.1 million in connection with the acquisition of 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd") under a take-over bid. On January 23, 2012, the Company issued an additional 68,941 common shares with a market value of $2.4 million in connection with the compulsory acquisition of the remaining outstanding shares of Grayd it did not already own (see note 10 for details).

  (d)
  Accumulated other comprehensive loss

    The following table sets out the changes in accumulated other comprehensive loss by component for the year ended December 31, 2013:

	Cumulative Translation Adjustment	Available-for-sale Securities and Other Investments	Derivative Financial Instruments	Pension Benefits	Total

Accumulated other comprehensive (loss) income, December 31, 2012	$(16,206)	$(7,680)	$72	$(3,497)	$(27,311)

Unrealized other comprehensive (loss) gain	–	(22,553)	(284)	375	(22,462)

Income tax expense (recovery) impact	–	–	150	(99)	51

Reclassifications from accumulated other comprehensive (loss) income to the Consolidated Statements of Income (Loss)	–	34,198	(117)	637	34,718

Income tax expense (recovery) impact	–	–	31	(168)	(137)

Other comprehensive income (loss) for the year	–	11,645	(220)	745	12,170

Accumulated other comprehensive (loss) income, December 31, 2013	$(16,206)	$3,965	$(148)	$(2,752)	$(15,141)

AGNICO EAGLE     29
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The following table sets out the changes in accumulated other comprehensive loss by component for the year ended December 31, 2012:

	Cumulative Translation Adjustment	Available-for-sale Securities and Other Investments	Derivative Financial Instruments	Pension Benefits	Total

Accumulated other comprehensive (loss) income, December 31, 2011	$(16,206)	$16,350	$(2,913)	$(4,337)	$(7,106)

Unrealized other comprehensive (loss) gain	–	(27,029)	6,882	531	(19,616)

Income tax recovery impact	–	–	(1,885)	(140)	(2,025)

Reclassifications from accumulated other comprehensive (loss) income to the Consolidated Statements of Income (Loss)	–	2,999	(2,738)	617	878

Income tax expense (recovery) impact	–	–	721	(163)	558

Other comprehensive income (loss) for the year	–	(24,030)	2,985	840	(20,205)

Accumulated other comprehensive (loss) income, December 31, 2012	$(16,206)	$(7,680)	$72	$(3,497)	$(27,311)

  (e)
  Net income (loss) per share

    The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Year Ended December 31,

	2013	2012	2011

Weighted average number of common shares outstanding – basic	172,892,654	171,250,179	169,352,896

Dilutive impact of shares related to RSU plan	–	235,436	–

Weighted average number of common shares outstanding – diluted	172,892,654	171,485,615	169,352,896

    Diluted net income (loss) per share has been calculated using the treasury stock method. In applying the treasury stock method, employee stock options and warrants with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income (loss) per share as the impact is anti-dilutive. In 2011, the impact of any additional shares issued under the employee stock option plan, as a result of the conversion of warrants or related to the RSU plan would have been anti-dilutive as a result of the net loss recorded for the year. Consequently, diluted net loss per share was calculated in the same manner as basic net loss per share in 2011. In 2012, 7,742,151 employee stock options and all warrants were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. In 2013, the impact of any additional shares issued under the employee stock option plan or related to the RSU plan would have been anti-dilutive as a result of the net loss recorded for the

30     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    year. Consequently, diluted net loss per share was calculated in the same manner as basic net loss per share in 2013.

8.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2011, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 3,000,000 to 23,300,000. In 2012 and 2013 the shareholders approved a further 2,500,000 and 2,000,000 common shares for issuance under the ESOP, respectively.

    Of the 2,803,000 stock options granted under the ESOP in 2013, 700,750 stock options vested immediately. The remaining stock options, all of which expire in 2018, vest in equal installments on each anniversary date of the grant over a three year period. Of the 3,257,000 stock options granted under the ESOP in 2012, 814,250 stock options vested immediately. The remaining stock options, all of which expire in 2017, vest in equal installments on each anniversary date of the grant over a three year period. Of the 2,630,785 stock options granted under the ESOP in 2011, 657,696 stock options vested immediately. The remaining stock options, all of which expire in 2016, vest in equal installments on each anniversary date of the grant over a three year period. Upon the exercise of stock options under the ESOP, the Company issues new common shares to settle the obligation.

    The following summary sets out activity with respect to Agnico Eagle's outstanding stock options:

	2013			2012			2011

	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price

Outstanding, beginning of year	10,587,126	C$	56.60	8,959,051	C$	62.88	6,762,704	C$	56.94

Granted	2,803,000		52.13	3,257,000		36.99	2,630,785		76.12

Exercised	(213,500)		37.06	(416,275)		43.51	(308,688)		43.62

Forfeited	(540,206)		58.15	(731,000)		59.72	(125,750)		67.47

Expired	(1,352,885)		54.67	(481,650)		47.49	–		–

Outstanding, end of year	11,283,535	C$	56.02	10,587,126	C$	56.60	8,959,051	C$	62.88

Options exercisable at end of year	7,248,295			6,510,464			5,178,172

AGNICO EAGLE     31
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The following table sets out 2013 activity with respect to Agnico Eagle's non-vested stock options:

	2013

	Number of Stock Options	Weighted Average Grant Date Fair Value

Non-vested, beginning of year	4,076,662	C$13.33

Granted	2,803,000	11.21

Vested	(2,661,216)	12.84

Forfeited (non-vested)	(183,206)	11.38

Non-vested, end of year	4,035,240	C$11.44

    Cash received for stock options exercised in 2013 was $8.0 million (2012 – $18.2 million; 2011 – $13.6 million).

    The total intrinsic value of stock options exercised in 2013 was C$3.1 million (2012 – C$3.6 million; 2011 – C$8.0 million).

    The weighted average grant date fair value of stock options granted in 2013 was C$11.21 (2012 – C$8.29; 2011 – C$17.05). The total grant date fair value of stock options vested during 2013 was $34.2 million (2012 – $41.0 million; 2011 – $46.7 million).

    The following table summarizes information about Agnico Eagle's stock options outstanding and exercisable at December 31, 2013:

					Weighted Average Exercise Price
		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable
	Number Outstanding
				Stock Options Exercisable
Range of Exercise Prices	Stock Options Outstanding

C$33.39 – C$59.71	7,341,556	2.81 years	C$48.28	3,851,056	C$50.50

C$60.72 – C$83.08	3,941,979	1.14 years	70.43	3,397,239	69.46

C$33.39 – C$83.08	11,283,535	2.23 years	C$56.02	7,248,295	C$59.39

    The weighted average remaining contractual term of stock options exercisable at December 31, 2013 was 1.6 years.

    The Company has reserved for issuance 11,283,535 common shares in the event that these stock options are exercised.

    The number of common shares available for the granting of stock options under the ESOP as at December 31, 2013, December 31, 2012 and December 31, 2011 was 4,807,876, 3,717,785, and 3,262,135, respectively.

32     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Subsequent to the year ended December 31, 2013, on January 2, 2014, 3,177,500 stock options were granted under the ESOP, of which 794,375 stock options vested immediately. The remaining stock options, all of which expire in 2019, vest in equal installments on each anniversary date of the grant over a three year period.

    Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2013	2012	2011

Risk-free interest rate	1.50%	1.26%	1.95%

Expected life of stock options (in years)	2.6	2.8	2.5

Expected volatility of Agnico Eagle's share price	35.0%	37.5%	34.70%

Expected dividend yield	1.82%	2.14%	0.89%

    The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

    The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2013 was nil.

    The total compensation expense for the ESOP recorded in the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) for 2013 was $26.4 million (2012 – $33.8 million; 2011 – $42.2 million). The total compensation cost related to non- vested stock options not yet recognized is $21.2 million as at December 31, 2013 and the weighted average period over which it is expected to be recognized is 1.7 years. Of the total compensation cost for the ESOP, $3.3 million was capitalized as part of the property, plant and mine development line item of the consolidated balance sheets in 2013 (2012 – $1.3 million; 2011 – $1.4 million).

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the Company's shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico Eagle's common shares at market value. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible Participants.

    Under the Purchase Plan, Participants may contribute up to 10% of their basic annual salaries and the Company contributes an amount equal to 50% of each Participant's contribution. All common shares subscribed for under the Purchase Plan are issued by the Company. The total compensation cost recognized in 2013 related to the Purchase Plan was $7.8 million (2012 – $7.2 million; 2011 – $6.4 million).

    In 2013, 812,946 common shares were subscribed for under the Purchase Plan (2012 – 507,235; 2011 – 360,833) for a value of $23.4 million (2012 – $21.7 million; 2011 – $19.2 million). In May 2008, the Company's shareholders approved an increase in the maximum number of common shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2013, Agnico Eagle has reserved for issuance 829,907 common shares (2012 – 1,642,853; 2011 – 2,150,088) under the Purchase Plan.

AGNICO EAGLE     33
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  (c)
  Restricted Share Unit Plan

    In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company.

    A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of shareholders' equity and is amortized as compensation expense over the applicable vesting period.

    In 2013, the Company funded the RSU plan by transferring $19.0 million (2012 – $12.0 million; 2011 – $3.7 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. The Trust is funded once per year during the first quarter of each year. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. The common shares purchased and held by the Trust are treated as not outstanding for the basic earnings per share ("EPS") calculations but are included in the basic EPS calculations once they have vested. All of the non-vested common shares held by the Trust are included in the diluted EPS calculations, unless the impact is anti-dilutive.

    Compensation expense related to the RSU plan was $12.1 million in 2013 (2012 – $6.6 million; 2011 – $3.3 million). Compensation expense related to the RSU plan is included as part of the production, general and administrative and exploration and corporate development line items of the consolidated statements of income (loss) and comprehensive income (loss), consistent with the classification of other elements of compensation expense for those employees who held RSUs.

    Subsequent to the year ended December 31, 2013, 293,041 RSUs were granted under the RSU plan which vest in 2017.

9.   INCOME AND MINING TAXES

Income and mining taxes expense (recovery) is comprised of the following geographic components:

	Year Ended December 31,

	2013	2012	2011

Current income and mining taxes:

Canada	$7,934	$8,750	$62,382

Mexico	29,968	33,531	3,496

Finland	14,492	9,799	222

	52,394	52,080	66,100

Deferred income and mining taxes:

Canada	(95,344)	26,041	(341,038)

Mexico	93,665	25,284	54,996

Finland	(14,871)	20,820	10,269

	(16,550)	72,145	(275,773)

Income and mining taxes	$35,844	$124,225	$(209,673)

34     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Cash income and mining taxes paid in 2013 were $56.5 million (2012 – $57.0 million; 2011 – $110.9 million).

The income and mining taxes expense (recovery) is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	2013	2012	2011

Combined federal and composite provincial tax rates	26.3%	26.3%	27.8%

Increase (decrease) in tax rates resulting from:

Provincial mining duties	1.4	3.6	5.9

Tax law changes	(13.6)	–	(2.7)

Impact of foreign tax rates	2.4	(1.5)	(0.2)

Permanent differences	(25.1)	1.0	(1.6)

Valuation allowances	(0.9)	1.2	(0.3)

Impact of changes in income tax rates	(0.2)	(2.1)	(2.0)

Actual rate as a percentage of pre-tax income	(9.7)%	28.5%	26.9%

The following table sets out the components of Agnico Eagle's deferred income and mining tax liabilities (assets):

	Liabilities (Assets) as at December 31,

	2013	2012

Mining properties	$808,449	$761,508

Net operating and capital loss carryforwards	(129,019)	(102,005)

Mining duties	(68,728)	(36,158)

Reclamation provisions	(44,242)	(42,688)

Valuation allowance	26,860	30,570

Deferred income and mining tax liabilities	$593,320	$611,227

All of Agnico Eagle's deferred income and mining tax assets and liabilities are denominated in the local currency based on the jurisdiction in which the Company paid taxes, except for Canada, and were translated into US dollars using the exchange rate in effect at the applicable consolidated balance sheet dates. For Canadian income tax purposes, for December 31, 2008 and subsequent years, the Company elected to use the US dollar as its functional currency.

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings

AGNICO EAGLE     35
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

A reconciliation of the beginning and ending amounts of the unrecognized tax benefits is set out below:

	2013	2012	2011

Unrecognized tax benefits, beginning of year	$10,867	$1,200	$1,630

Additions (reductions)	–	9,667	(430)

Unrecognized tax benefit, end of year	$10,867	$10,867	$1,200

The full amount of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next year.

The Company is subject to taxes in Canada, Mexico and Finland, each with varying statutes of limitations. The 2007 through 2013 taxation years generally remain subject to examination.

10. ACQUISITIONS

Urastar Gold Corporation

On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $9.8 million was recognized on the Company's consolidated balance sheets.

The transaction costs associated with the acquisition totaling $0.7 million were expensed through the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) during the year ended December 31, 2013.

36     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:

Cash paid for acquisition	$10,127

Fair value of assets acquired and liabilities assumed:

Mining properties	$1,994

Goodwill	9,802

Cash and cash equivalents	76

Trade receivables	731

Other current assets	12

Plant and equipment	2

Accounts payable and accrued liabilities	(791)

Other liabilities	(1,573)

Deferred tax liability	(126)

Net assets acquired	$10,127

The Company believes that goodwill for the Urastar acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

Pro forma results of operations for the Company assuming the acquisition of Urastar described above had occurred as of January 1, 2012 are detailed below. On a pro forma basis, there would have been no effect on the Company's consolidated revenues.

	Year Ended December 31, 2013	Year Ended December 31, 2012
	Unaudited

Pro forma net income (loss) for the period	$(409,020)	$307,274

Pro forma net income (loss) per share – basic	$(2.37)	$1.79

Grayd Resource Corporation

In September 2011, Agnico Eagle entered into an acquisition agreement with Grayd, a Canadian-based natural resource company listed on the TSX Venture Exchange, pursuant to which the Company agreed to make an offer to acquire all of the

AGNICO EAGLE     37
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

issued and outstanding common shares of Grayd. On October 13, 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented on October 21, 2011.

On November 18, 2011, Agnico Eagle acquired 94.77% of the outstanding shares of Grayd on a fully-diluted basis, under the take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 Agnico Eagle common shares issued from treasury.

Transaction costs associated with the acquisition totalling $3.8 million were expensed through the interest and sundry expense (income) line item of the consolidated statements of income (loss) and comprehensive income (loss) during the fourth quarter of 2011. The Company has accounted for the purchase of Grayd as a business combination.

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value.

Total purchase price:

Cash paid for acquisition	$165,954

Agnico Eagle common shares issued for acquisition	56,146

Total purchase price to allocate	$222,100

Fair value of assets acquired and liabilities assumed:

Mining properties	$282,000

Goodwill	29,215

Cash and cash equivalents	2,907

Trade receivables	469

Other current assets	1,700

Equipment	56

Accounts payable and accrued liabilities	(9,767)

Deferred tax liability	(72,229)

Non-controlling interest	(12,251)

Net assets acquired	$222,100

The Company believes that goodwill for the Grayd acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

38     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pro forma results of operations for Agnico Eagle assuming the acquisition of Grayd described above had occurred as of January 1, 2011 are set out below. On a pro forma basis, there would have been no effect on Agnico Eagle's consolidated revenues:

Year Ended December 31, 2011
Unaudited

Pro forma net loss attributed to common shareholders	$(582,762)

Pro forma net loss per share – basic	$(3.42)

On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico Eagle common shares.

Summit Gold Project

On December 20, 2011, the Company completed the acquisition of 100% of the Summit Gold project from Columbus Gold Corporation, subject to a 2% net smelter returns mineral production royalty reserved by Cordilleran Exploration Company. The Nevada based project's purchase price of $8.5 million, including transaction costs, was comprised entirely of cash. This transaction was accounted for as an asset acquisition.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,

	2013	2012

Trade payables	$80,242	$89,289

Wages payable	35,881	35,752

Accrued liabilities	16,366	27,372

Other liabilities	40,885	32,916

	$173,374	$185,329

In 2013 and 2012, the other liabilities balance consisted primarily of various employee payroll tax withholdings and other payroll taxes.

12. COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2013, the total amount of these guarantees was $174.3 million.

AGNICO EAGLE     39
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalty arrangements:

The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after Kittila mine operations commenced, the Company is required to pay 2.0% on net smelter returns, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

The Company is committed to pay a royalty on production from certain properties in the Abitibi area. The type of royalty agreements include, but are not limited to, net profits interest royalties and net smelter return royalties, with percentages ranging from 2.5% to 5.0%.

The Company is committed to pay a royalty on production from certain properties in the Pinos Altos mine area. The type of royalty agreements include, but are not limited to, net profits interest royalties and net smelter return royalties, with percentages ranging from 2.5% to 3.5%.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

The Company had the following purchase commitments as at December 31, 2013:

Purchase Commitments

2014	$13,023

2015	8,373

2016	5,832

2017	4,290

2018	4,290

Thereafter	7,272

Total	$43,080

13. LEASES

  (a)
  Capital leases

    The Company has entered into sale-leaseback agreements with third parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with ASC 840-40 – Sale-Leaseback Transactions. The sale-leaseback agreements have an average effective annual interest rate of 5.9% and the average length of the contracts is 4.7 years.

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. As at December 31, 2013, the total gross amount of assets recorded under sale-leaseback capital leases amounted to $37.6 million (2012 – $33.9 million).

    The Company has agreements with third party providers of mobile equipment that are used at the Meadowbank mine. These arrangements represent capital leases in accordance with the guidance in ASC 840-30 – Capital Leases. The leases for mobile equipment at the Meadowbank mine are for five years and the effective annual interest rate on these leases is 5.5%.

40     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2013:

Minimum Capital Lease Payments

2014	$12,776

2015	5,678

2016	2,268

2017	2,268

2018	2,268

Thereafter	–

Total minimum lease payments	25,258

Less amount representing interest	1,380

Present value of net minimum lease payments	$23,878

    The Company's capital lease obligations are comprised of the following:

	As at December 31,

	2013	2012

Total future lease payments	$25,258	$26,668

Less: interest	1,380	1,605

	23,878	25,063

Less: current portion	12,035	12,955

Long-term portion of capital lease obligations	$11,843	$12,108

    At December 31, 2013, the gross amount of assets recorded under capital leases, including sale-leaseback capital leases was $51.8 million (2012 – $51.0 million; 2011 – $56.9 million). The charge to income resulting from the amortization of assets recorded under capital leases is included in the amortization of property, plant and mine development line item of the consolidated statements of income (loss) and comprehensive income (loss).

  (b)
  Operating leases

    The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease

AGNICO EAGLE     41
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2013 are as follows:

Minimum Operating Lease Payments

2014	$1,783

2015	1,032

2016	822

2017	816

2018	836

Thereafter	2,470

Total	$7,759

    The portion of operating leases relating to rental expense was $1.6 million in 2013 (2012 – $1.1 million; 2011 – $0.9 million).

14. RESTRICTED CASH

As part of the Company's insurance programs fronted by a third party provider and reinsured through the Company's internal insurance program, the third party provider requires that cash of $6.9 million be restricted as at December 31, 2013 (December 31, 2012 – $4.7 million).

As part of the Company's tax planning, $32.0 million was contributed to a qualified environmental trust ("QET") in December 2011 to fulfill the requirement of financial security for costs related to the environmental remediation of the Goldex mine. During the year ended December 31, 2013, $2.8 million (2012 – $12.0 million) was withdrawn from the QET to fund the environmental remediation expenditures. As at December 31, 2013, $16.8 million (December 31, 2012 – $20.7 million) remained in the QET.

On December 30, 2013, the Company deposited $5.0 million into a restricted account in connection with a Subscription Agreement to acquire 5,000 shares of Tocqueville Bullion Reserve, Ltd. at a price of $1,000 per share. The acquisition was completed subsequent to year end on January 2, 2014.

15. FINANCIAL INSTRUMENTS

From time to time, Agnico Eagle has entered into financial instruments with financial institutions in order to hedge underlying cash flow and fair value exposure arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

Currency risk management

In 2013 and 2012, financial instruments that subjected Agnico Eagle to market risk and concentration of credit risk consisted primarily of cash and cash equivalents and short-term investments. Agnico Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

42     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Agnico Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde, Goldex, Lapa and Meadowbank mines and the Meliadine project have Canadian dollar requirements for capital, operating and exploration expenditures.

The Company uses foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2013.

As at December 31, 2013, the Company had outstanding foreign exchange zero cost collars with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 – Derivatives and Hedging. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At December 31, 2013, the zero cost collars hedged $60.0 million of 2014 expenditures and the Company recognized mark-to-market adjustments in accumulated other comprehensive loss.

Amounts deferred in accumulated other comprehensive loss are reclassified to the production costs line item on the consolidated statements of income (loss) and comprehensive income (loss), as applicable, when the hedged transaction has occurred. Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are recorded at fair value based on broker- dealer quotations that utilize period end forward pricing of the currency hedged.

The Company's other foreign currency derivative strategies in 2013 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to year end such that no derivatives were outstanding as at December 31, 2013. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss).

Commodity price risk management

The Company uses intra-quarter zinc, copper and silver derivative financial instruments associated with the timing of sales of the related products that were recognized in the (gain) loss on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss). There were no zinc, copper or silver intra-quarter derivative financial instruments outstanding at December 31, 2013 or December 31, 2012.

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instrument contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts that expired in 2013 and totaled 10.5 million gallons of heating oil were entered into at an average price of $2.99 per gallon, which is approximately 55.0% of the Meadowbank mine's expected 2013 diesel fuel operating costs. These contracts did qualify for hedge accounting and the related market-to-market adjustments prior to settlement were recognized in accumulated other comprehensive loss. All heating oil derivative financial instrument contracts settled in 2013.

Amounts deferred in accumulated other comprehensive loss are reclassified to the production costs line item on the consolidated statements of income (loss) and comprehensive income (loss), as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

As at December 31, 2013 and 2012, there were no metal derivative positions. The Company may from time to time utilize short-term (including intra-quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its byproduct metal sales.

Other required derivative disclosures can be found in note 7(d), accumulated other comprehensive loss.

AGNICO EAGLE     43
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss):

	Year Ended December 31,

	2013	2012	2011

Premiums realized on written foreign exchange call options	$3,375	$1,505	$4,995

Realized loss on foreign exchange forwards	–	–	(1,407)

Realized gain on zinc derivative financial instruments	60	430	3,419

Realized gain on copper derivative financial instruments	–	63	79

Realized loss on silver derivative financial instruments	–	–	(3,403)

Mark-to-market gain on derivative equity contracts(i)	1,389	–	–

Mark-to-market loss on warrants(i)	(488)	(1,294)	–

Realized loss on warrants	(2,827)	–	–

Realized loss on heating oil derivative financial instruments	–	(1,523)	–

Gain (loss) on derivative financial instruments	$1,509	$(819)	$3,683

Note:

(i)
Mark-to-market gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the (gain) loss on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss) and through the other line item of the consolidated statements of cash flow.

Agnico Eagle's exposure to interest rate risk at December 31, 2013 relates to its cash and cash equivalents, short-term investments and restricted cash totaling $170.0 million (2012 – $332.0 million) and the Credit Facility. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 0.53% (2012 – 0.47%).

The fair values of Agnico Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2013.

16. GENERAL AND ADMINISTRATIVE

As a result of a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million and recognized an insurance receivable of $11.2 million. The difference of $3.1 million was recognized in the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) in the first quarter of 2011.

During the subsequent months of 2011, the Company received $2.4 million of insurance proceeds and had a remaining insurance receivable of $8.8 million recorded in the other current assets line item of the consolidated balance sheets as at December 31, 2011. During the year ended December 31, 2012, the Company received $2.2 million of insurance proceeds and had a remaining insurance receivable of $6.6 million as at December 31, 2012. During the year ended December 31, 2013, the Company received $5.2 million of insurance proceeds and had a remaining insurance receivable of $0.7 million as at December 31, 2013.

44     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

17. LOSS ON GOLDEX MINE

On October 19, 2011, the Company announced that it was suspending mining operations and gold production at the Goldex mine in Quebec, Canada, effective immediately. This decision followed the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted. It appeared that a weak volcanic rock unit in the hanging wall above the GEZ of the Goldex mine deposit had failed. This rock failure was thought to extend between the top of the deposit and surface. As a result, this structure allowed an increase in ground water to flow into the mine.

As at September 30, 2011, Agnico Eagle had written off its investment in the Goldex mine (net of expected residual value), written off the underground ore stockpile and recorded a provision for the anticipated costs of environmental remediation. Given the amount of uncertainty in estimating the fair value of the Goldex mine property, plant, and mine development, the Company determined that the fair value was equal to the residual value. All of the remaining 1.6 million ounces of proven and probable mineral reserves at the Goldex mine, other than the ore stockpiled on surface, were reclassified as mineral resources effective September 30, 2011.

The mill processed feed from the remaining surface stockpile at the Goldex mine in October 2011.

Impairment loss on Goldex mine property, plant, and mine development	$237,110

Loss on underground ore stockpile	16,641

Supplies inventory obsolescence provision	1,915

Increase in environmental remediation liability	47,227

Loss on Goldex mine (before income and mining taxes) for the year ended December 31, 2011	$302,893

The environmental remediation liability for the anticipated costs of remediation associated with the suspension of operations at the Goldex mine has required management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

In July 2012, the Company's Board approved the development of the M and E Zones at the Goldex mine. The operations in the GEZ remain suspended indefinitely.

18. IMPAIRMENT LOSS

As at December 31, 2013

As at December 31, 2013, the Company identified the continued decline in the market price of gold as an indicator of potential impairment for the Company's long-lived assets and goodwill. As a result of the identification of this indicator, the Company evaluated its long-lived assets and goodwill for impairment on an asset group and reporting unit basis, respectively, using updated assumptions and estimates.

AGNICO EAGLE     45
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following impairment losses were recorded as at December 31, 2013 as a result of the impairment evaluation:

	As at December 31, 2013

	Pre-impairment Carrying Value	Impairment Loss	Post-impairment Carrying Value	Impairment Loss (net of tax)

Property, plant and mine development:

Meadowbank mine	$732,499	$(269,269)	$463,230	$(194,511)

Lapa mine	136,766	(67,894)	68,872	(41,687)

	$869,265	$(337,163)	$532,102	$(236,198)

Goodwill:

Meliadine project	$200,064	$(200,064)	$–	$(200,064)

		$(537,227)		$(436,262)

Estimated fair values for the Meadowbank mine and Lapa mine were calculated by discounting the estimated future net cash flows using discount rates of 6.5% and 5.5% (in nominal terms), respectively, commensurate with their individual estimated levels of risk. These calculations were based on estimates of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, inflation rates of 2.0% and capital, operating and reclamation costs based on updated life-of-mine plans. Average gold recovery rates applied were 92.3% and 78.3% for the Meadowbank mine and Lapa mine, respectively.

Estimated after-tax discounted future net cash flows of reporting units with goodwill were calculated as at December 31, 2013. These calculations were based on estimates of future production levels applying long-term gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, inflation rates of 2.0% and capital, operating and reclamation costs based on updated life-of-mine plans. The average gold recovery rate applied to the Meliadine project was 95.1%. A discount rate of 8.0% was used to calculate the estimated after-tax discounted future net cash flows of the Meliadine project reporting unit, commensurate with its individual estimated level of risk.

Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on Government of Canada marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction.

Management's estimate of future net cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and goodwill. This may have a material effect on the Company's consolidated financial statements.

As at December 31, 2011

As at December 31, 2011, the Company performed a full review of the Meadowbank mine operations and updated the related life-of-mine plan. This review considered the exploration potential of the area, the mineral reserves and resources,

46     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

the projected operating costs in light of the persistently high operating costs experienced since commencement of commercial operations, metallurgical performance and gold price. These served as inputs into pit optimizations to determine which reserves and resources could be economically mined and be considered as mineable mineral reserves. As a result of these factors, an updated mine plan with a shorter mine life was developed and cash flows calculated, resulting in the following impairment losses being recorded as at December 31, 2011:

	As at December 31, 2011

	Pre-impairment Carrying Value	Impairment Loss	Post-impairment Carrying Value	Impairment Loss (net of tax)

Property, plant and mine development:

Meadowbank mine	$1,670,838	$(907,681)	$763,157	$(644,903)

The estimated fair value of the Meadowbank mine was calculated as at December 31, 2011 by discounting the estimated future net cash flows using a 7.0% discount rate (in nominal terms), commensurate with the estimated level of risk. This calculation was based on estimates of future gold production applying long-term gold prices of $1,250 to $1,553 per ounce (in real terms), foreign exchange rates of US$0.92:C$1.00 to US$0.97:C$1.00, an inflation rate of 2.0%, increased cost estimates based on revised operating levels and an average gold recovery of 92.9%. Future expected operating costs, capital expenditures and asset retirement obligations were based on the updated life-of-mine plan.

Management's estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and may have a material effect on the Company's consolidated financial statements.

19. SEGMENTED INFORMATION

Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed when the Company believes that the information is useful. Segment results for 2012 and 2011 have been retrospectively revised to reflect organizational changes in 2013 that created three business units consisting of the Northern business unit, the Southern business unit, and the Exploration business unit. However, under this revised organizational structure the Chief Executive Officer also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development and impairment losses) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and Kittila mine

Southern Business:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and La India project

Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

The accounting policies of the reportable segments are the same as those described in the accounting policies note. There are no transactions between the reportable segments affecting revenue. Production costs for the reportable segments are net of intercompany transactions.

AGNICO EAGLE     47
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Corporate and other (including Urastar) assets and specific income and expense items are set out separately below.

The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011. The LaRonde mine extension achieved commercial production on December 1, 2011. The Goldex mine achieved commercial production on October 1, 2013.

Year ended December 31, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Impairment Loss	Segment Income (Loss)

Northern Business:
LaRonde mine	$329,900	$(229,911)	$—	$—	$99,989
Lapa mine	141,167	(69,532)	—	(67,894)	3,741
Goldex mine	21,418	(13,172)	—	—	8,246
Meadowbank mine	591,473	(363,894)	—	(269,269)	(41,690)
Meliadine project	—	—	—	(200,064)	(200,064)
Kittila mine	209,723	(98,446)	—	—	111,277

Total Northern Business	$1,293,681	$(774,955)	$—	$(537,227)	$(18,501)

Southern Business:
Pinos Altos mine	$303,203	$(130,129)	$—	$—	$173,074
Creston Mascota deposit at Pinos Altos	41,522	(19,843)	—	—	21,679

Total Southern Business	$344,725	$(149,972)	$—	$—	$194,753

Exploration	$—	$—	$(44,236)	$—	$(44,236)

Segment income (loss)	$1,638,406	$(924,927)	$(44,236)	$(537,227)	$132,016

Segment income	$132,016

Corporate and other:

Foreign currency translation gain	7,188

Amortization of property, plant and mine development	(296,078)

Interest and sundry expense	(8,824)

Gain on sale of available-for-sale securities	74

Gain on derivative financial instruments	1,509

General and administrative	(115,800)

Impairment loss on available-for-sale securities	(34,272)

Provincial capital tax	1,504

Interest expense	(57,999)

Loss before income and mining taxes	$(370,682)

48     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)

Northern Business:
LaRonde mine	$399,243	$(225,647)	$—	$173,596
Lapa mine	173,753	(73,376)	—	100,377
Goldex mine	—	—	(37,627)	(37,627)
Meadowbank mine	609,625	(347,710)	—	261,915
Kittila mine	284,429	(98,037)	—	186,392

Total Northern Business	$1,467,050	$(744,770)	$(37,627)	$684,653

Southern Business:
Pinos Altos mine	$363,113	$(128,618)	$—	$234,495
Creston Mascota deposit at Pinos Altos	87,551	(24,324)	—	63,227

Total Southern Business	$450,664	$(152,942)	$—	$297,722

Exploration	$—	$—	$(71,873)	$(71,873)

Segment income (loss)	$1,917,714	$(897,712)	$(109,500)	$910,502

Segment income	$910,502

Corporate and other:

Foreign currency translation loss	(16,320)

Amortization of property, plant and mine development	(271,861)

Interest and sundry expense	(2,389)

Gain on sale of available-for-sale securities	9,733

Loss on derivative financial instruments	(819)

General and administrative	(119,085)

Impairment loss on available-for-sale securities	(12,732)

Provincial capital tax	(4,001)

Interest expense	(57,887)

Income before income and mining taxes	$435,141

AGNICO EAGLE     49
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Loss on Goldex Mine	Impairment Loss	Segment (Loss) Income

Northern Business:
LaRonde mine	$398,609	$(209,947)	$—	$—	$—	$188,662
Lapa mine	167,536	(68,599)	—	—	—	98,937
Goldex mine	217,662	(56,939)	—	(302,893)	—	(142,170)
Meadowbank mine	434,051	(284,502)	—	—	(907,681)	(758,132)
Kittila mine	225,612	(110,477)	—	—	—	115,135

Total Northern Business	$1,443,470	$(730,464)	$—	$(302,893)	$(907,681)	$(497,568)

Southern Business:
Pinos Altos mine	$321,074	$(131,044)	$—	$—	$—	$190,030
Creston Mascota deposit at Pinos Altos	57,255	(14,570)	—			42,685

Total Southern Business	$378,329	$(145,614)	$—	$—	$—	$232,715

Exploration	$—	$—	$(75,721)	$—	$—	$(75,721)

Segment income (loss)	$1,821,799	$(876,078)	$(75,721)	$(302,893)	$(907,681)	$(340,574)

Segment loss	$(340,574)

Corporate and other:

Foreign currency translation gain	1,082

Amortization of property, plant and mine development	(261,781)

Interest and sundry expense	(5,188)

Gain on sale of available-for-sale securities	4,907

Gain on derivative financial instruments	3,683

General and administrative	(107,926)

Impairment loss on available-for-sale securities	(8,569)

Provincial capital tax	(9,223)

Interest expense	(55,039)

Loss before income and mining taxes	$(778,628)

50     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Total Assets as at December 31,

	2013	2012

Northern Business:

LaRonde mine	$878,719	$849,304

Lapa mine	78,293	168,712

Goldex mine	120,601	56,819

Meadowbank mine	711,387	1,005,890

Meliadine project	877,923	1,015,485

Kittila mine	870,332	837,002

Total Northern Business	$3,537,255	$3,933,212

Southern Business:

Pinos Altos mine	$537,560	$610,217

Creston Mascota deposit at Pinos Altos	86,185	68,735

La India project	512,450	377,049

Total Southern Business	1,136,195	1,056,001

Exploration	19,838	19,225

Corporate and other	266,071	247,681

Total	$4,959,359	$5,256,119

AGNICO EAGLE     51
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Capital Expenditures Year Ended December 31,

	2013	2012	2011

Northern Business:

LaRonde mine	$84,292	$75,214	$90,735

Lapa mine	22,738	18,475	18,397

Goldex mine	65,063	26,822	42,232

Meadowbank mine	76,811	105,095	116,860

Meliadine project	61,412	83,343	73,944

Kittila mine	83,770	60,036	86,514

Total Northern Business	$394,086	$368,985	$428,682

Southern Business:

Pinos Altos mine	$42,835	$24,212	$32,407

Creston Mascota deposit at Pinos Altos	17,582	5,777	7,559

La India project	116,786	39,236	—

Total Southern Business	$177,203	$69,225	$39,966

Exploration	$—	$55	$8,561

Corporate and other	$6,500	$7,285	$5,622

Total	$577,789	$445,550	$482,831

52     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the changes in the carrying amount of goodwill by segment:

	Meliadine project	La India project	Corporate and other	Total

Cost

Balance at January 1, 2013	$200,064	$29,215	$–	$229,279

Purchase of Urastar Gold Corporation (note 10)	–	–	9,802	9,802

Balance at December 31, 2013	$200,064	$29,215	$9,802	$239,081

Accumulated impairment

Balance at January 1, 2013	$–	$–	$–	$–

Impairment loss	(200,064)	–	–	(200,064)

Balance at December 31, 2013	$(200,064)	$–	$–	$(200,064)

Carrying amount	$–	$29,215	$9,802	$39,017

20. SUBSEQUENT EVENTS

On January 13, 2014, the Company executed an Asset Purchase Agreement with Alexandria Minerals Corporation ("AMC") to purchase the Akasaba West Property in Quebec, Canada for cash consideration of C$5.0 million. Agnico Eagle assumes pre-existing underlying royalty obligations under the Asset Purchase Agreement relating to specific Akasaba West Property mining claims ranging from a 2% net smelter returns production royalty to a 20% net proceeds of production royalty. The Company also entered into a 2% Net Smelter Return Royalty ("Royalty") Agreement with AMC on January 13, 2014 relating to all Akasaba West Property mineral and metal production after 210,000 ounces of gold has been produced. The Company has the right to purchase one-half of the Royalty from AMC at any time for cash consideration of C$7.0 million.

On January 28, 2014, the Company purchased common shares and warrants in a mining industry entity for total consideration of C$9.3 million.

On February 12, 2014, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share, payable on March 17, 2014 to holders of record of the common shares of the Company on March 3, 2014.

21. SECURITIES CLASS ACTION LAWSUITS

On November 7, 2011 and November 22, 2011, the Company and certain current and former senior officers, some of whom also are or were directors of the Company, were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the Court ordered that the two complaints be consolidated under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation, and lead counsel was appointed. On April 6, 2012, a Consolidated Complaint was issued against the Company and certain of its current and former senior officers and directors. The Consolidated Complaint alleges that the Company had violated

AGNICO EAGLE     53
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

federal securities law in connection with its disclosure related to the Goldex mine. The Consolidated Complaint seeks, among other things, damages on behalf of persons who purchased or acquired securities of the Company during the period July 28, 2010 to October 19, 2011. The Consolidated Complaint has not been certified as a class action, and the Company intends to vigorously defend it. On January 14, 2013, Judge Oetken granted the Company's motion to dismiss the Consolidated Complaint and all claims therein and denied the plaintiffs' request for leave to amend the Consolidated Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court for Appeals for the Second Circuit. The appeal was heard on September 23, 2013, and on October 3, 2013 the Court of Appeals for the Second Circuit affirmed the decision below dismissing the Consolidated Complaint. The time for the plaintiffs to file a petition for a writ of certiorari, requesting a review by the United States Supreme Court, has expired and the judgment dismissing the plaintiffs' Consolidated Complaint is now final and no longer appealable.

On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million and to certify the Ontario Claim as a class action. On April 17, 2013 an Order was granted on consent certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits.

On April 12, 2012, two senior officers of the Company, who also are or were directors of the Company, were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. No date has been set for the hearing to argue the class action on the merits. The Company intends to vigorously defend the action on the merits.

54     AGNICO EAGLE
           ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

QuickLinks

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT CERTIFICATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts, US GAAP basis)